
02006932

vf 3-7-02

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UNITED STATES
[SECUR]ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51506

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

True North Financial Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

26 Union Street
(No. and Street)

North Adams (City) MA (State) 01247 (Zip Code)



RECEIVED
FEB 28 2002

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard C. Lamb (413) 664-4025
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Shatswell, MacLeod & Company, PC
(Name — *if individual, state last, first, middle name*)

83 Pine Street (Address) West Peabody (City) MA (State) 01960 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 26 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/22/02

OATH OR AFFIRMATION

I, Richard C. Lamb, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of True North Financial Services, Inc., as of December 31, 19 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____



Signature

President

Title



Notary Public

A True Copy Attest
SUE A. O'NEIL
NOTARY PUBLIC
My commission expires July 1, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SHATSWELL, MacLEOD & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

83 PINE STREET
WEST PEABODY, MASSACHUSETTS 01960-3635
TELEPHONE (978) 535-0206
FACSIMILE (978) 535-9908

The Board of Directors
True North Financial Services, Inc.
North Adams, Massachusetts

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying consolidated statements of financial condition of True North Financial Services, Inc. and Subsidiary as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of True North Financial Services, Inc. and Subsidiary as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

Shatswell, MacLeod & Company, P.C.
SHATSWELL, MacLEOD & COMPANY, P.C.

West Peabody, Massachusetts
February 13, 2002

TRUE NORTH FINANCIAL SERVICES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

December 31, 2001 and 2000

	2001	2000
ASSETS		
Due from bank	$129,769	$122,367
Money market mutual fund	36,714	
Cash and cash equivalents	166,483	122,367
Commissions receivable, net of allowance of $2,200 as of December 31, 2001 and 2000	238,110	160,642
Goodwill, net of amortization of $86,758 as of December 31, 2001 and $50,858 as of December 31, 2000	272,242	308,142
Management covenant not to compete, net of amortization of $24,167 as of December 31, 2001 and $14,167 as of December 31, 2000	75,833	85,833
Prepaid taxes	14,133	20,357
Deferred tax assets	19,831	11,060
Prepaid expenses	15,659	5,933
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation and amortization of $22,737 as of December 31, 2001 and $12,198 as of December 31, 2000	43,457	49,371
Other assets	11,276	18,448
Total assets	$857,024	$782,153
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Accrued commissions payable	$ 27,410	$ 26,766
Payroll and sales tax payable	14,218	8,947
Accounts payable and other accrued expenses	42,708	20,212
Note payable to Hoosac Bank		22,000
Total liabilities	84,336	77,925
Stockholders' equity:		
Common stock, no par value, authorized and issued 300 shares	90,000	90,000
Paid-in capital	500,000	500,000
Retained earnings	182,688	114,228
Total stockholders' equity	772,688	704,228
Total liabilities and stockholders' equity	$857,024	$782,153

The accompanying notes are an integral part of these consolidated financial statements.

TRUE NORTH FINANCIAL SERVICES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

For the Years Ended December 31, 2001 and 2000

	2001	2000
Revenues:		
Commissions	$1,309,767	$1,245,718
Dividend income	1,714	
Benefits administration income	240	
	1,311,721	1,245,718
Expenses:		
Employee compensation and benefits	736,916	612,918
Floor brokerage, exchange, and clearance fees	10,118	14,437
Communications and data processing	31,182	25,517
Commissions	146,020	221,961
Occupancy	41,990	40,036
Equipment	24,284	22,496
Amortization of goodwill and management covenant not to compete	45,900	45,900
Legal and accounting	26,033	17,262
Advertising	23,892	41,116
Contributions	11,232	11,210
Interest	567	1,115
Office supplies	23,154	15,715
Other expenses	70,829	60,380
	1,192,117	1,130,063
Income before income taxes	119,604	115,655
Provision for income taxes	51,144	50,121
Net income	$ 68,460	$ 65,534
Earnings per share	$ 228.20	$ 218.45

The accompanying notes are an integral part of these consolidated financial statements.

TRUE NORTH FINANCIAL SERVICES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For the Years Ended December 31, 2001 and 2000

	Common Stock	Paid-in Capital	Retained Earnings	Total
Balance, December 31, 1999	$90,000	$500,000	$ 48,694	$638,694
Net income			65,534	65,534
Balance, December 31, 2000	90,000	500,000	114,228	704,228
Net income			68,460	68,460
Balance, December 31, 2001	$90,000	$500,000	$182,688	$772,688

The accompanying notes are an integral part of these consolidated financial statements.

TRUE NORTH FINANCIAL SECURITIES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2001 and 2000

	2001	2000
Cash flows from operating activities:		
Net income	$ 68,460	$ 65,534
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	56,439	55,025
Deferred tax benefit	(8,771)	(2,415)
(Increase) decrease in operating assets:		
Other assets	7,172	(16,888)
Commissions receivable	(77,468)	(55,976)
Prepaid taxes	6,224	(6,443)
Prepaid expenses	(9,726)	(2,150)
Increase (decrease) in other liabilities:		
Accounts payable	10,344	(6,434)
Accrued commissions payable	644	1,502
Accrued expenses	12,152	14,838
Payroll and sales tax payable	5,271	1,265
Total adjustments	2,281	(17,676)
Net cash provided by operating activities	70,741	47,858
Cash flows from investing activities:		
Purchases of furniture, equipment, and leasehold improvements	(4,625)	(19,348)
Cash flows from financing activities:		
Proceeds from note payable to Hoosac Bank		22,000
Payment of note payable to Hoosac Bank	(22,000)	
Net cash provided by (used in) financing activities	(22,000)	22,000
Increase in cash	44,116	50,510
Cash at beginning of period	122,367	71,857
Cash at end of period	$166,483	$122,367
Supplemental cash flows disclosures:		
Interest paid	$ 671	$ 1,010
Income taxes paid	53,691	58,979

The accompanying notes are an integral part of these consolidated financial statements.

TRUE NORTH FINANCIAL SECURITIES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2001 and 2000

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

True North Financial Services Inc., (Company) is a wholly-owned subsidiary of Hoosac Bank, a wholly-owned subsidiary of Hoosac Financial Services, Inc. The Company is a Massachusetts corporation.

True North Financial Services, Inc. is a non-clearing broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Municipal Securities Rulemaking Board (MSRB) and the National Association of Securities Dealers (NASD). The Company is also an Independent Investment Advisor.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates.

BASIS OF PRESENTATION:

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary True North Insurance Agency, Inc. (Insurance Agency) and the Agency's wholly-owned subsidiary True North Benefits Administrators, Inc. (Benefit Administrators). The Company is engaged as a securities broker-dealer and its primary business is comprised of agency transactions, investment advisory and broker or management consultant. The Insurance Agency is engaged primarily as an insurance agent. The Benefit Administrators provides employee benefits administrative services for employees.

INTANGIBLE ASSETS:

Goodwill and a management convenant not to compete are being amortized on a straight line basis over ten years. Amortization expense for the years ended December 31, 2001 and 2000 was $45,900.

ADVERTISING COSTS:

The Company expenses the costs of non-direct response advertising as incurred. Direct-response advertising is capitalized and amortized over its expected period of future benefits. For the year ended December 31, 2000, $17,616 of direct-response advertising costs was capitalized as assets and consists of the corporation's advertising brochure to be amortized over the three-year period following the publication of the brochure. Advertising expense was $23,892 in 2001 and $41,116 in 2000.

COMMISSIONS RECEIVABLE:

Commissions receivable represents the commissions due from investment companies on the sale of investment products, including stocks, bonds, mutual funds, and variable annuities; and from other companies on the sale of life, accident and health and group insurance products. Management establishes an allowance for the variance between commissions recorded at the time of sale and the actual amount expected to be collected. Management has determined that the appropriate allowance as of December 31, 2001 and 2000 is $2,200.

INCOME TAXES:

The Company and its Subsidiary are included in the consolidated federal income tax return filed by Hoosac Financial Services, Inc. Federal income taxes are calculated on the consolidated federal income tax rate, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the consolidated financial statements for the changes in deferred tax liabilities or assets between periods.

DEPRECIATION:

Depreciation is provided on a straight-line basis using estimated useful lives of five to seven years for furniture and equipment. Leasehold improvements are amortized over the economic useful life of the improvement. Depreciation expense for the years ended December 31, 2001 and 2000 was $10,539 and $9,125, respectively.

STATEMENTS OF CASH FLOWS:

For purposes of the consolidated statements of cash flows, the Company has defined cash equivalents as due from bank and a money market mutual fund.

RECENT ACCOUNTING PRONOUNCEMENTS:

In June 1998, the FASB issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities", effective for fiscal years beginning after June 15, 2000. This Statement establishes accounting and reporting standards for derivative instruments and hedging activities, including certain derivative instruments embedded in other contracts, and requires that an entity recognize all derivatives as assets or liabilities in the balance sheet and measure them at fair value. If certain conditions are met, an entity may elect to designate a derivative as follows: (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, (b) a hedge of the exposure to variable cash flows of a forecasted transaction, or (c) a hedge of the foreign currency exposure of an unrecognized firm commitment, an available-for-sale security, a foreign currency denominated forecasted transaction, or a net investment in a foreign operation. The Statement generally provides for matching the timing of the recognition of the gain or loss on derivatives designated as hedging instruments with the recognition of the changes in the fair value of the item being hedged. Depending on the type of hedge, such recognition will be in either net income or other comprehensive income. For a derivative not designated as a hedging instrument, changes in fair value will be recognized in net income in the period of change. The adoption of this Statement did not have a material impact on the consolidated financial statements.

FASB has issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". This Statement replaces SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" and rescinds SFAS Statement No. 127, "Deferral of the Effective Date of Certain Provisions of FASB Statement No. 125". SFAS No. 140 provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. This statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. This statement is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001; however, the disclosure provisions are effective for fiscal years ending after December 15, 2000. The adoption of this Statement did not have a material impact on its financial position or results of operations.

In June 2001, the FASB issued SFAS No. 141, "Business Combinations". This statement addresses financial accounting and reporting for business combinations and supercedes APB Opinion No. 16, "Business Combinations", and SFAS No. 38, "Accounting for Preacquisition Contingencies of Purchased Enterprises". Under Opinion 16, business combinations were accounted for using one of two methods, the pooling-of-interests method or the purchase method. All business combinations in the scope of SFAS No. 141 are to be accounted for using one method - the purchase method. The provisions of SFAS No. 141 apply to all business combinations initiated after June 30, 2001 and to all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001, or later.

The adoption of SFAS No. 141 will have no immediate effect on the Company's consolidated financial statements since it had no pending business combinations as of December 31, 2001 or as of the date of the issuance of these consolidated financial statements. If the Company consummates business combinations in the future, any such combinations that would have been accounted for by the pooling-of-interests method under Opinion 16 will be accounted for under the purchase method and the difference in accounting could have a substantial impact on the Company's consolidated financial statements.

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets". This statement addresses financial accounting and reporting for required goodwill and other intangible assets and supercedes APB Opinion No. 17, "Intangible Assets". The initial recognition and measurement provisions of SFAS No. 142 apply to intangible assets which are defined as assets (not including financial assets) that lack physical substance. The term "intangible assets" is used in SFAS No. 142 to refer to intangible assets other than goodwill. The accounting for a recognized intangible asset is based on its useful life. An intangible asset with a finite useful life is amortized; an intangible asset with an indefinite useful life is not amortized. An intangible asset that is subject to amortization shall be reviewed for impairment in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of".

SFAS No. 142 provides that goodwill shall not be amortized. Goodwill is defined as the excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired and liabilities assumed. SFAS No. 142 further provides that goodwill shall be tested for impairment at a level of reporting referred to as a reporting unit. Impairment is the condition that exists when the carrying amount of goodwill exceeds its implied fair value.

SFAS No. 142 is effective as follows:

> All of the provisions of SFAS No. 142 shall be applied in fiscal years beginning after December 15, 2001, to all goodwill and intangible assets recognized in an entity's statement of financial position at the beginning of that fiscal year, regardless of when those previously recognized assets were initially recognized.

The Company has an intangible asset (a management covenant not to compete) as of December 31, 2001 in the amount of $75,833 that arose from the purchase of the Company by Hoosac Bank. This intangible asset is being amortized to expense over ten years on the straight-line method. This intangible asset will be subject to the impairment review requirements of SFAS No. 121.

The Company's assets as of December 31, 2001 include goodwill of $272,242 recognized in the acquisition of the Company by Hoosac Bank. This goodwill is being amortized over ten years on the straight-line method at the rate of $35,900 per year. Under SFAS No. 142 this amortization will be discontinued but will be subject to the impairment review requirements of SFAS No. 142.

In the impairment review of goodwill, two terms, "reporting unit" and "operating segment" are used. They are defined as follows:

A reporting unit is the level of reporting at which goodwill is tested for impairment. A reporting unit is an operating segment or one level below an operating segment.

An operating segment is a component of an enterprise:

a. That engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise),
b. Whose operating results are regularly reviewed by the enterprise's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and
c. For which discrete financial information is available.

In connection with Statement 142's transitional goodwill impairment evaluation, the Statement will require the Company to perform an assessment of whether there is an indication that goodwill is impaired as of January 1, 2002. To accomplish this, the Company must identify its reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of the date of adoption. The Company will then have up to six months from January 1, 2002 to determine the fair value of each reporting unit and compare it to the carrying amount of the reporting unit. To the extent the carrying amount of a reporting unit exceeds the fair value of the reporting unit, an indication exists that the reporting unit goodwill may be impaired and the Company must perform the second step of the transitional impairment test. In the second step, the Company must compare the implied fair value of the reporting unit goodwill with the carrying amount of the reporting unit goodwill, both of which would be measured as of January 1, 2002. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit to all of the assets (recognized and unrecognized) and liabilities of the reporting unit in a manner similar to a purchase price allocation, in accordance with Statement 141. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. This second step is required to be completed as soon as possible, but no later than the end of 2002. Any transitional impairment loss will be recognized as the cumulative effect of a change in accounting principle in the Company's statement of income.

The Company has not yet assessed the impact that SFAS No. 142 will have on its future consolidated financial statements.

NOTE 3 - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various brokerage activities in which counterparties primarily include broker-dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company has cash deposits in a financial institution in excess of the amount insured by the Federal Deposit Insurance Corporation (FDIC). The excess amount totals $37,695 at December 31, 2001.

NOTE 4 - COMMITMENTS AND CONTINGENT LIABILITIES

The Company leases its two offices from an affiliated party, as described below. Rent paid to the affiliated party for the years ended December 31, 2001 and 2000 was $37,260 and $35,100, respectively.

The Company leases its North Adams, Massachusetts office at 26 Union Street under a seven-year lease which commenced September 1, 1997. The lease was assumed as part of the acquisition of the assets of the former True North Financial Services, Inc. Under the terms of the lease the basic fixed annual rental is $32,940. The Company is responsible for all utilities, repairs and maintenance. This lease contains renewal options and escalation clauses. Rent expense for the years ended December 31, 2001 and 2000 was $32,940 and $32,940, respectively. The lessor is Wingtip Associates, Inc., which assigned the lease to NAHSB, Inc., a wholly-owned subsidiary of Hoosac Bank.

The Company leases office space at 296 Main Street, Williamstown, Massachusetts under a five year lease commencing March 1, 1999. The lessor is NAHSB, Inc., a wholly-owned subsidiary of Hoosac Bank. Under the terms of the lease the Company paid no rent until July 1, 2000. Commencing July 1, 2000 the basic fixed annual rent is $4,320. Rent expense for the years ended December 31, 2001 and 2000 was $4,320 and $2,160, respectively. Occupancy costs are borne by the lessor.

The Company has operating leases for equipment. Lease expense under these leases for the years ended December 31, 2001 and 2000 was $8,770 and $2,372, respectively. The Company also leases an automobile under a thirty-month operating lease expiring in March 2002. The monthly lease payment under this lease is $647.

In May 2001, the Company entered into a 15 year lease of office space at 85 Main Street, North Adams commencing January 1, 2002. The lessor is an unrelated third party. The fixed minimum rent for the lease term is $4,100 monthly. The lease provides for renewal options for 3 additional 5 year terms. In addition, the lessee is responsible for a 7% fractional share of increases in certain other expenses over the base year (2001) expenses. The Company will be relocating to this facility from 26 Union Street, North Adams, upon completion of renovations. The move is expected to take place in mid 2002.

The following is a schedule by years of future minimum rental payments required under operating leases that have initial or remaining noncancellable lease terms in excess of one year as of December 31, 2001:

2002	$114,060
2003	105,165
2004	71,880
2005	49,200
2006	49,200
Thereafter	492,000
Total minimum lease payments	$881,505

Included in the total minimum lease payments is $71,370 of lease payments that the Company anticipates it will not have to pay under the existing lease (at 26 Union Street controlled by Hoosac Bank) when it moves to 85 Main Street in mid 2002 as described above.

In September of 2001, the Company entered into a non-binding agreement with an independent contractor who subsequently became a registered representative of the Company. As part of the non-binding agreement this representative is to be paid $60,000 in consideration of the transfer of his associated accounts to the Company. The Company expects that this payment will be made in 2002. The Company also expects that this payment will be funded by proceeds received from Hoosac Bank in 2002 in the form of an additional investment.

NOTE 5 - EMPLOYEE BENEFITS

The Company had a 401(k) plan in effect for its employees. The plan covered all employees with one or more years of service (1,000 hours) including service in the former company. The Company matched a participant's elective deferrals up to three percent (3%) of such contributing participant's compensation. The Company's contribution for the year ended December 31, 2000 was $21,149. As of December 31, 2000 the 401(k) plan was terminated and effective January 1, 2001 employees of the Company became eligible to participate in the defined benefit plan and 401(k) plan sponsored by Hoosac Bank.

The Hoosac Bank 401(k) Plan is a multi-employer plan sponsored by the Savings Banks Employees Retirement Association (SBERA). Employees are eligible after reaching age 21 and if credited with one year of service. Eligible employees may defer up to 15% of their salary. The Company does not make matching contributions.

The Hoosac Bank Non-Contributory Defined Benefit Pension Plan is also a multi-employer plan sponsored by SBERA, with the same eligibility requirements as the 401(k) plan. The plan provides a monthly benefit upon retirement based on compensation during the highest paid consecutive three years of employment during the last ten years of credited service. Expense for this plan amounted to $27,000 for the year ended December 31, 2001.

The Company has entered into an employment agreement with the President of the Company. Under the agreement, the President will be employed for a period of five years from July 15, 1999 at a then minimum salary of $125,000 or such greater rate as the Board of Directors may from time to time determine, unless terminated for "cause" as defined in the agreement.

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2001, the Company had net capital of $149,421, which was $99,421 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 40% as of December 31, 2001.

NOTE 7 - INCOME TAXES

The Company is included in the consolidated federal income tax return filed by its Parent. Federal income taxes are calculated on the consolidated federal income tax rate. The Company files its own state tax returns.

The current and deferred portions of the income tax expense (benefit) included in the statements of income as determined in accordance with FASB Statement No. 109, Accounting for Income Taxes, are as follows for the years ended December 31:

	2001	2000
Current:		
Federal	$44,137	$37,399
State	15,778	15,137
Total	59,915	52,536
Deferred:		
Federal	(6,522)	(1,707)
State	(2,249)	(708)
	(8,771)	(2,415)
Total income tax expense	$51,144	$50,121

A reconciliation of the difference between the expected income tax expense or income computed at the U.S. statutory income tax rate and the Company's income tax expense is shown in the following table:

	2001	2000
Expected income tax expense at U.S. statutory tax rate	$40,665	$39,322
The effect of:		
Nondeductible expenses	1,550	1,276
Increase due to state taxes, net of U.S. federal income tax effects	8,929	9,523
Income tax expense	$51,144	$50,121

The Company had gross deferred tax assets and gross deferred tax liabilities as follows as of December 31:

	2001	2000
Deferred tax assets:		
Goodwill amortization	$21,728	$12,738
Allowance for bad debts	900	900
Other	1,357	
Gross deferred tax assets	23,985	13,638
Deferred tax liabilities:		
Depreciation	(4,154)	(2,578)
Gross deferred tax liabilities	(4,154)	(2,578)
Net deferred tax assets	$19,831	$11,060

Deferred tax assets as of December 21, 2001 and 2000 have not been reduced by a valuation allowance because management believes that it is more likely than not that the full amount of deferred tax assets will be realized.

NOTE 8 - BASIC EARNINGS PER SHARE

Basic earnings per share was computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share are not presented because the Company has issued no dilutive potential common shares.

NOTE 9 - NOTE PAYABLE

The subsidiary of the Company has an unsecured line of credit with Hoosac Bank for $25,000. The outstanding note is payable on a demand basis with no stated maturity and at December 31, 2001 the balance of the note was $0. The line of credit agreement requires payment of interest monthly that floats based on Hoosac Bank's prime rate. The interest expense related to the line of credit for 2001 totaled $567 and for 2000 totaled $1,115.

NOTE 10 - RELATED PARTY TRANSACTIONS

Included in commission revenue in the years ending December 31, 2001 and 2000 was $0 and $8,400, respectively received from Hoosac Bank for investment advisory services.

NOTE 11 - CONSOLIDATED SUBSIDIARY

The following amounts of the Company's wholly-owned subsidiary, and its wholly-owned subsidiary, Benefits Administrators, are included in the consolidated financial statements presented for 2001 and 2000:

	2001	2000
Total assets	$106,704	$70,151
Stockholders' equity	$ 73,860	$28,003

SCHEDULE I

TRUE NORTH FINANCIAL SERVICES, INC.

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

	As of December 31, 2001	2000
Net Capital		
Total consolidated stockholders' equity	$772,688	$704,228
Deduct stockholders' equity of Subsidiary	(73,860)	(28,003)
Total stockholders' equity qualified for net capital	698,828	676,225
Deductions:		
Nonallowable assets:		
Furniture, equipment, and leasehold improvements, net	40,745	47,388
Intangible assets	348,075	393,975
Other assets	159,853	75,814
Total deductions	548,673	517,177
Net capital before haircuts on security position	150,155	159,048
Haircut on money market mutual fund	(734)	
Net capital	$149,421	$159,048
Aggregate indebtedness		
Items included in consolidated statement of financial condition (except for debt of non broker-dealer subsidiary):		
Commissions payable	$ 16,410	$ 24,350
Other accounts payable and accrued expenses	43,487	11,426
Total aggregate indebtedness	$ 59,897	$ 35,776
Computation of basic net capital requirement		
Minimum net capital required (6-2/3% of total aggregate indebtedness):	$ 3,993	$ 2,385
Minimum dollar net capital requirement in accordance with SEC Rule 15c3-1(a)(2)(iv)	$ 50,000	$ 50,000
Net capital requirement, greater of $3,993 or $50,000 in 2001; and greater of $2,385 or $50,000 in 2000	$ 50,000	$ 50,000
Excess net capital	$ 99,421	$109,048
Ratio: Aggregate indebtedness to net capital	40%	22%
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2001 and 2000)		
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$104,842	$159,147
Audit adjustments (net)	44,579	(99)
Net capital as above	$149,421	$159,048

The Company is claiming exemption from schedules II (Computation for Determination of Reserve Requirements) and III (Information Relating to Possession or Control Requirements) under Rule 15c3-3 of the SEC. Such exemption claim is made because all customer transactions by True North Financial Services, Inc. are cleared through another broker-dealer on a fully disclosed basis or are done by application directly to a mutual fund or insurance company.

SHATSWELL, MacLEOD & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

83 PINE STREET
WEST PEABODY, MASSACHUSETTS 01960-3635
TELEPHONE (978) 535-0206
FACSIMILE (978) 535-9908

Board of Directors
True North Financial Services, Inc. and Subsidiary:

Report on Internal Control Required by SEC Rule 17a-5

In planning and performing our audit of the consolidated financial statements and supplemental schedules of True North Financial Services, Inc. and Subsidiary (the Company), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD and the MSRB, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Shatswell, MacLeod & Company, P.C.

SHATSWELL, MacLEOD & COMPANY, P.C.

West Peabody, Massachusetts
February 13, 2002

TRUE NORTH FINANCIAL SERVICES, INC.

NORTH ADAMS, MASSACHUSETTS

* * * * * *

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

SHATSWELL, MacLEOD & COMPANY, P.C.
Certified Public Accountants